SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 29 April 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Radianz acquisition complete announcement made on 29 April 2005


DC05-256 April 29, 2005

BT COMPLETES ACQUISITION OF RADIANZ

BT today announced that it has completed its acquisition of Radianz, the leading financial services extranet provider, from Reuters.

The acquisition has been approved by the US and EU competition authorities on the terms announced on March 10, 2005. The transfer of shares and funds between Reuters and BT was completed today and Radianz is now under the ownership of BT. Andy Green, chief executive officer, BT Global Services, said: "The Radianz offering is a very significant addition to BT's global portfolio. Financial services companies demand extremely high performance and resilient services and we aim to develop the Radianz model to deliver additional value added services for this market."

Howard Edelstein, president & chief executive officer of Radianz, said: "The closing of this deal marks a significant milestone in the development of Radianz. BT provides Radianz with increased global scope and substantial financial resources while cementing our position as a neutral shared infrastructure provider for the financial industry."
In recent months BT has also acquired Infonet and Albacom.

About BT
BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   -BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.
   -BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.
   -BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.
For more information, visit www.bt.com/aboutbt

About Radianz
Radianz (www.radianz.com) is the leading provider of secure, reliable, and scalable connectivity to the global financial community. The Company's shared market infrastructure is a neutral platform that provides turnkey access to a broad array of pre-trade, trade, and post-trade applications from leading content and service providers across the straight-through processing (STP) chain. In 2004, both the readers and editors of WATERS magazine in separate surveys named Radianz "Best Network Provider."
Radianz and the lighthouse logo are trademarks of the Radianz group of companies worldwide.

For further information please contact:

For BT

The BT Newsroom Telephone + 44 (0)207 356 5369


For Radianz

Seetha Chinnappa (UK) Telephone: +44 (0)207 650 9504
Seetha.chinnappa@radianz.com Mobile: +44 (0)7990 567 236

Eva Zaeschmar (US) Telephone: +1 212 415 4686
Eva.zaeschmar@radianz.com Mobile: +1 646 732 4859




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 29 April 2005